Exhibit  21




The company's subsidiaries are:

               Name                                    State of Incorporation
___________________________________________            ______________________

  Equitable Life Insurance Company of Iowa                       Iowa
  Equitable Investment Services, Inc.                            Iowa
  Equitable of Iowa Securities Network, Inc.                     Iowa
  Locust Street Securities, Inc.                                 Iowa


All are wholly-owned.

USG Annuity & Life Company, an Oklahoma corporation, and Equitable American Insurance Company, an Iowa corporation, are wholly-owned subsidiaries of Equitable Life Insurance Company of Iowa. In addition, these entities own other subsidiaries which are not considered in the aggregate to be a significant subsidiary as defined in Securities and Exchange Commission rules.

All subsidiaries do business only under their corporate names.